

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 22, 2013

<u>Via E-mail</u>
Mr. Keith A. Meister
Managing Partner
Corvex Management LP
712 Fifth Avenue, 23rd Floor
New York, New York 10019

> **Re:** **CommonWealth REIT**
> **Preliminary Proxy Statement on Schedule14A**
> **Filed on March 13, 2013 by Corvex Management LP, Mr. Keith A. Meister,**
> **Related Fund Management, LLC, et al.**
> **File No. 001-09317**

Dear Mr. Meister:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Please provide an analysis as to whether Mr. Stephen M. Ross is a participant in the solicitation and a member of the participants' Schedule 13D group.

2. You state that the Removal Proposal must be approved by the holders of two-thirds of the outstanding shares on the record date. Please clarify, if true, that the two-thirds requirement must be met for removal of each individual trustee. Please also disclose what will occur if some, but not all, of the trustees receive votes for removal from two-thirds of the outstanding shares.

Are you soliciting consents for the election of trustees?, page 1

3.   Please disclose whether you are currently authorized to propose candidates for election as trustees at a special meeting.

Background of the Consent Solicitation, page 6

4.   We note your recent acquisition proposals. Please disclose whether you have any continued interest in acquiring the company, including whether the proposed $1.25 billion facility with Deutsche Bank Securities Inc. would accommodate such an acquisition.

Reasons for Our Solicitation, page 8

5.   Please provide support for your assertion that the current board of trustees has implemented "a portfolio strategy of purchasing properties at a high valuation in order to maximize RMR's management fees, which are based, in part, on the volume of the Company's acquisitions, regardless of their impact on shareholder value."

6.   Please clarify what you mean by "internalization of management structure, adoption of a market cost structure, and alignment of management compensation with shareholder returns."

Financing, page 9

7.   Please clarify how the "backstop commitments" differ from the potential facility with Deutsche Bank Securities Inc. Please also disclose any material terms and conditions of the "highly confident letter."

Solicitation of Consents, page 11

8.   Please state whether reimbursement for costs will be sought from the registrant, and, if so, whether the question of such reimbursement will be submitted to a vote of security holders. See Item 4(b)(5) of Schedule 14A.

Consent Procedure, page 12

9.   Please briefly disclose why you believe that Sections 2.15(b) and (c) of the bylaws are inconsistent with the Declaration of Trust and Maryland law.

Form of Consent Card

10.   Please tell us what consideration you gave to using a different color consent card, given the company's choice of color for its form of proxy for the upcoming annual meeting.

11.   Please revise your form of consent card to provide for a vote "against" removal. Please also provide a means for investors to vote against the removal of any future trustees.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact me at (202) 551-3503 if you have any questions regarding our comments.

                                Sincerely,

                                /s/ David L. Orlic

                                David L. Orlic
                                Special Counsel
                                Office of Mergers and Acquisitions

cc: Via E-mail
        James J. Moloney, Esq.
        Gibson, Dunn & Crutcher LLP